UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              MediaOne Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    58440J104
                                 (CUSIP Number)

                                  June 12, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         Rule 13d-1(b)

         Rule 13d-(c)

      x  Rule 13d-1(d)




--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 58440J104                     13G                    Page 2 of 5 Pages



1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

           Amos B. Hostetter, Jr.

2          Check the Appropriate Box If a Member of a Group           (a) |_|
           (See Instructions)                                         (b) |_|

3          SEC Use Only


4          Citizenship or Place of Organization

           United States of America

                            5          Sole Voting Power
         Number of
          Shares                       54,363,719
       Beneficially
         Owned by
           Each
         Reporting
          Person
           With
                            6          Shared Voting Power

                                       1,831,497
                            7          Sole Dispositive Power

                                       54,363,719
                            8          Shared Dispositive Power

                                       1,956,472

9          Aggregate Amount Beneficially Owned by Each Reporting Person

           56,320,191

10         Check If the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)                             |_|


11         Percent of Class Represented by Amount in Row (9)

           9.15%

12         Type of Reporting Person (SeeInstructions)

           IN

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CUSIP No. 58440J104                       13G                Page 3 of 5 Pages


Item 1(a).    Name of issuer:

              MediaOne Group, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              188 Inverness Drive West, Englewood, Colorado 80112

Item 2(a).    Name of Person Filing:

              Amos B. Hostetter, Jr.

Item 2(b).    Address of Principal Offices or, if None, Residence:

              The Pilot House, Lewis Wharf, Boston, Massachusetts 02110

Item 2(c).    Citizenship:

              United States of America

Item 2(d).    Title of Class of Securities:

              Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

              58440J104

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:


         (a) / /  Broker or dealer registered under Section 15 of the Act.

         (b) / /  Bank as defined in Section 3(a)(6) of the Act.

         (c) / /  Insurance  company as defined in Section  3(a)(19) of the Act.

         (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940.

         (e) / /  An investment adviser in accordance with 13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with 13d-1(b)(1)(ii)(G);

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) / /  Group, in accordance with 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to 13d-1(c), check this box.   |_|




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CUSIP No. 58440J104                       13G                Page 4 of 5 Pages


Item 4.       Ownership.

     The holdings reported herein are stated as of December 31, 1998. Mr. Hostetter became the beneficial owner of more than 5% of the issuer's common stock as a result of the "separation" of MediaOne Group, Inc. and US West, Inc., effective June 12, 1998.

     (a) Amount beneficially owned:    56,320,191 shares  (including  8,694,047
                                       shares   issuable  upon   conversion  of
                                       4,389,781  shares of the Issuer's Series
                                       D Preferred Stock).




     (b) Percent of class:             9.15%

     (c) Number of shares as to which such person has:

     (i)  Sole power to vote or direct the vote:
          54,363,719 shares

     (ii) Shared power to vote or direct the vote:
          1,831,497 shares

     (iii) Sole power to dispose or to direct the disposition of:
           54,363,719 shares

     (iv)  Shared power to dispose or to direct the disposition of:
           1,956,472 shares

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares beneficially owned by Mr. Hostetter's wife (Mrs. Hostetter's powers to vote or dispose are treated as if they belonged to Mr. Hostetter for purposes of this statement), shares beneficially owned in trust or as custodian for members of Mr. Hostetter's family and shares beneficially owned by a charitable foundation of which Mr. and Mrs. Hostetter are trustees.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.




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CUSIP No. 58440J104                    13G                   Page 5 of 5 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 12, 1999
                                                       (Date)


                                                 /s/ Amos B. Hostetter, Jr.
                                                     (Signature)


                                                 Amos B. Hostetter, Jr.
                                                     (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)